October 2, 2006




Fax No. 202.772.9211


VIA FACSIMILE AND
EDGAR TRANSMISSION


Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549

Attention:        Brad Skinner
                  Accounting Branch Chief

                  Re:      Infocrossing, Inc.
                           Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 15, 2006
                           File No. 000-20824


Ladies and Gentlemen:

         Infocrossing, Inc. (the "Company") filed its Form 10-K for the fiscal year ended December 31, 2005 with the Securities and Exchange Commission (the "Commission") on March 15, 2006. The undersigned received a letter from the Commission's Staff (the "Staff") dated July 17, 2006 containing the Staff's comments on the Form 10-K (the "Comment Letter"). The Company submitted a response to the Comment Letter on August 14, 2006 (the "Company Response"). The Company received additional comments from the Staff in a letter dated September 18, 2006 (the "Additional Comments Letter"). A copy of the Additional Comments Letter is attached hereto as Exhibit A. The Company has the following responses to the Additional Comments Letter. These responses are numbered to correspond to the numbered paragraphs in the Additional Comments Letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

NOTE 12. QUARTERLY FINANCIAL INFORMATION (UNAUDITED), PAGE F-31

1. WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT NUMBER 3 AND IT REMAINS UNCLEAR TO US WHY YOU BELIEVE YOU HAVE COMPLIED WITH ITEM 302(A)(1) OF REGULATION S-K. IN THIS REGARD, YOU MUST PRESENT GROSS MARGIN AS REQUIRED BY THIS ITEM OR PRESENT COST OF SALES AS ALLOWED BY QUESTION 3 OF SAB TOPIC 6.G. PLEASE REVISE YOUR PRESENTATION IN FUTURE FILINGS.

The Company will present the same expense items in the Quarterly Financial Information (Unaudited) footnote in future filings as presently appear in the financial statements included in Form 10-Q, as allowed by Question 3 of SAB Topic 6.G. This will include costs of revenues, excluding depreciation and amortization; selling expenses; general and administrative expenses; depreciation and amortization; and interest expense. The Company presents costs of revenues in its income statement excluding depreciation in accordance with SAB Topic 11.B. "Depreciation and Depletion Excluded From Cost of Sales. The exclusion of depreciation from costs of revenues is also consistent with the Company's internal financial statements used for management reporting and analysis. The exclusion of depreciation from costs of revenues is not uncommon for service providers.

2. AS PREVIOUSLY REQUESTED, IN CONNECTION WITH RESPONDING TO OUR COMMENTS, PLEASE PROVIDE IN WRITING, A STATEMENT FROM THE COMPANY ACKNOWLEDGING
         THAT:

     o THE COMPANY IS RESPONSIBLE FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURE IN THE FILING;

     o STAFF COMMENTS OR CHANGES TO DISCLOSURE IN RESPONSE TO STAFF COMMENTS DO NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING; AND

     o THE COMPANY MAY NOT ASSERT STAFF COMMENTS AS A DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

The Company acknowledges that it is responsible for the adequacy and accuracy of any disclosure in a filing with the Commission. The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing, and the Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please call the undersigned at (201) 840-4732 or Nicholas J. Letizia, the Company's general counsel, at (201) 840-4717, if you have any questions with respect to the foregoing.


                                            Very truly yours,

                                            /s/ WILLIAM J. McHALE

                                            William J. McHale
                                            Chief Financial Officer



cc:      Nicholas J. Letizia

                                    EXHIBIT A

   Letter from the Securities and Exchange Commission dated September 18, 2006

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

         SEAL

          DIVISION OF
CORPORATION FINANCE

Room 4561
                                                              September 18, 2006
Mr. William McHale
Chief Financial Officer
Infocrossing, Inc.
2 Christie Heights Street
Leonia, NJ 07605

         Re:      Infocrossing, Inc.
                  Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 15, 2006
                  File No. 000-20824

Dear Mr. McHale:

         We have reviewed your response letter dated August 14, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

         Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statement

Note 12. Quarterly Financial Information (Unaudited), page F-31


1. We have read your response to prior comment number 3 and it remains unclear to us why you believe you have complied with Item 302(a)(1) of Regulation S-K. In this regard, you must present gross margin as required by this item or

Mr. William McHale
Infocrossing, Inc.
September 18, 2006
Page 2

         present cost of sales as allowed by Question 3 of SAB Topic 6.G. Please revise your presentation in future filings.

2. As previously requested, in connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

     o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the company may not assert staff comments as a defense in any proceeding initiated by the Commiss ion or any person under the federal securities laws of the United States.

         As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

         You may contact Christine Davis, Staff Accountant at (202) 551-3408 or Mark Kronforst, Assistant Chief Account, at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

                                             Sincerely,

                                             /s/  Brad Skinner

                                             Brad Skinner
                                             Accounting Branch Chief